May 30, 2017

Mr. Craig Arakawa

Accounting Branch Chief

Office of Beverages, Apparel and Mining

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:    Ambev S.A.

Form 20-F for Fiscal Year Ended December 31, 2016

Filed March 22, 2017

File No. 001-36165

Dear Mr. Arakawa:

Thank you for your letter of May 17, 2017, setting forth the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) on the Annual Report on Form 20-F for the year ended December 31, 2016 (the “Form 20-F”), filed by Ambev S.A. (the “Company”) on March 22, 2017. The Company has keyed its response in this letter to the heading used in the Staff’s comment letter and has marked the responses with the letter “R” beside the comment number. The comment is set forth in bold-face type.

Form 20-F for the Year Ended December 31, 2016

Item 15. Controls and Procedures

B. Management’s Annual Report on Internal Control Over Financial Reporting, page 143

1.

We note the disclosure that your management identified a material weakness in your internal control over financial reporting as of December 31, 2016. Please amend the filing to provide management’s conclusion on the effectiveness of your internal control over financial reporting as required by Item 15(b)(3) of Form 20-F. In doing so, please also file updated certifications that refer to the Form 20-F/A.

R:

The Company acknowledges the Staff’s comment seeking an amended filing to provide management’s conclusion on the effectiveness of the Company’s internal control over financial reporting as required by Item 15(b)(3) of Form 20-F. The Company has filed with the Commission Amendment No. 1 on Form 20-F/A (“Amendment No. 1”), dated the date hereof, to its Form 20-F to amend and restate “Item 15. Control and Procedures” of Part I of the Form 20-F. In the amended and restated “Item 15(B). Management’s Annual Report on Internal Control over Financial Reporting”, the Company inserted the following additional paragraph:

“Based on the aforementioned material weakness, our management concluded that the Company’s system of internal control over financial reporting was not effective as of December 31, 2016.”

Pursuant to Rule 12b-15 promulgated under the Securities Exchange Act of 1934, as amended, new certifications by the Company’s chief executive officer and chief financial officer have been filed as exhibits to Amendment No. 1.

Please contact Luciana Sater of Ambev S.A. at +55 11 2122-1389 or Filipe B. Areno of Skadden, Arps, Slate, Meagher & Flom LLP at +55 11 3708-1848 with any questions you may have.

Very truly yours,

Ambev S.A.

/s/ Ricardo Rittes de Oliveira Silva

Ricardo Rittes de Oliveira Silva

Chief Financial Officer and Investor Relations Officer

cc:      Steve Lo (Securities and Exchange Commission)

           Raj Rajan (Securities and Exchange Commission)

           Filipe B. Areno (Skadden, Arps, Slate, Meagher & Flom LLP)